UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________________

FORM 1-U

Current Report Pursuant to Regulation A

Date of Report: March 29, 2021

(Date of earliest event reported)

TriplePulse, Inc.

(Exact name of registrant as specified in its charter)

Delaware	46-1514058
(State of Incorporation)	(I.R.S Employer Identification No.)

3103 Neilson Way, Suite D

Santa Monica, CA 90405

(Full mailing address of principal executive offices)

(650) 241-8372

(Issuer’s Telephone number, including area code)

Common Stock

(Title of each class of securities issued pursuant to Regulation A)

Item 4.	Changes in Issuer’s Certifying Accountant

On TriplePulse, Inc.’s (“the Company”) March 15, 2021 Regulation A Preliminary Offering Circular (“Offering Circular”) qualified by the SEC on March 29, 2021, the Company listed dbbmckennon as its principal independent accounting firm for its audited financial statements.

On December 16, 2020, the Company dismissed its certifying accountant dbbmckennon. Company management made the decision to dismiss dbbmckennon and engage Fruci & Associates II, PLLC, as described below. dbbmckennon’s audit reports on the Company’s financial statements for the fiscal years ended December 31, 2019 and December 31, 2018 did not contain any adverse opinion or disclaimer of opinion, and were not qualified or modified as to any uncertainty, audit scope or accounting principle, except that such reports for the years ended December 31, 2019 and 2018 contained an explanatory paragraph with respect to the substantial doubt about the Company’s ability to continue as a going concern.

During the fiscal years ended December 31, 2019 and December 31, 2018 and through the subsequent end of dbbmckennon’s scope of work, there were no disagreements (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) between the Company and dbbmckennon on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which, if not resolved to dbbmckennon’s satisfaction, would have caused dbbmckennon to make reference to the matter in their report. During the fiscal years ended December 31, 2019 and December 31, 2018 and through the subsequent date that the scope of work was completed there were no reportable events (as defined in Item 304(a)(1)(v) of Regulation S-K).

Appointment of new independent accountant

On December 7, 2020, TriplePulse, Inc. retained Fruci & Associates II, PLLC, 802 North Washington Street, Spokane, WA 99210 as its new independent accounting firm. Neither the Company nor anyone acting on its behalf has consulted with Fruci & Associates II, PLLC regarding (i) the application of accounting principles to a specified transaction, either completed or proposed, (ii) the type of audit opinion that might be rendered on the Company’s financial statements, and neither a written report nor oral advice was provided to the Company that Fruci & Associates II, PLLC concluded was an important factor considered by the Company in reaching a decision as to any accounting, auditing, or financial reporting issue or (iii) any matter that was either the subject of a “disagreement” or “reportable event” (as each term is defined in Item 304(a)(1)(iv) and (v) of Regulation S-K, respectively).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TriplePulse, Inc.

By:	/s/ Christopher Thompson
Name: Christopher Thompson
Title: Chief Executive Officer
Date: March 29, 2021